

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

March 31, 2009

Via Fax (508) 452-4201 and U.S. Mail

John H. Masterson
Senior Vice President and General Counsel
Covidien Ltd.
15 Hampshire Street
Mansfield, MA 02048

   Re: **Covidien Ltd.**
      Preliminary Proxy Statement on Schedule 14A
      Filed February 6, 2009
      File No. 001-33259

Dear Mr. Masterson:

  We have completed our limited review of your Preliminary Proxy Statement and have no further comments at this time. If you have any questions, please contact Geoffrey D. Kruczek at (202) 551-3641

       Sincerely,

       Russell Mancuso
       Branch Chief